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FUNDRISE

A preferred equity investment in downtown Salt Lake City targeting a 13% gross return



We're pleased to feature a preferred equity investment in the Fundrise Income Real Estate Fund: a 275-unit ground-up multifamily development in Salt Lake City, Utah.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 13.00%[1]
- **Location:** Salt Lake City, UT
- **Asset type:** 275-unit ground-up development
- **Investment term:** 3.5 years
- **Funds:** Income Real Estate Fund

The property is an eight-story residential building featuring quartz countertops, stainless steel appliances, and smart home technology throughout. Community amenities include a resort-style pool, a fitness center, a rooftop deck, a two-level clubroom with game room, a wellness center with infrared sauna and cold plunge, a dog park and pet spa, and direct access to nearly 100,000 square feet of ground-floor retail. The development is targeting completion in 2027.

Local market insights from RealAI

The property is located in Salt Lake City's Granary District, a transformational urban corridor at the gateway to downtown. RealAI reports that The Granary District is part of a broader initiative that aims to add over 700 housing units and 100,000 square feet of retail to the area, including adaptive reuse of historic buildings. The adjacent Post District, which delivered 474 units in December 2023, has already established this stretch as a mixed-use, walkable urban neighborhood. The Granary's proximity to downtown, Pioneer Park, and the broader west-side revitalization positions it as a long-term beneficiary of Salt Lake City's urban densification strategy.

Salt Lake City's economic fundamentals remain among the strongest in the Mountain West. The MSA's population of 1.3 million is growing at +1.1% annually, supported by job growth of +3.2% over the past year and +14.8% over five years. The city added nearly 250,000 jobs over the past decade, with tech sector expansion and broader economic diversification driving forward momentum. Median household income of $106,496 ranks in the 96th percentile nationally, the renter base is well-educated (86th percentile nationally for educational attainment), and median net worth sits in the 93rd percentile.

On the multifamily supply side, the Salt Lake City market is emerging from a two-year oversupply correction and is now positioned for recovery. MSA occupancy has climbed to 92.9% as of April 2026, and the forward multifamily permit pipeline has declined 37%, signaling that the supply wave has crested. Forecasts project continued occupancy gains through 2026 and 2027 as the remaining supply is absorbed. The market is tightening faster than anticipated, which supports lease-up velocity for new deliveries like this one.

What backs this investment

Not all private credit is the same. At Fundrise, we lend almost exclusively against real assets — physical, income-producing properties in strong markets with real equity behind our position.

This investment is a good example of that approach. We're backing a stabilized apartment community with established cash flows in one of the nation's fastest-growing metros. If the borrower were to fail to perform, we would have recourse to a tangible asset with established cash flows, not a set of revenue projections.

It's a distinction that matters. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

Portfolio impact

This investment strengthens both funds' income profile. The 13.00%[1] gross return contributes to the Income Fund's 7.88%[2] current annualized distribution rate. This ground-up development position reflects our conviction in sourcing opportunities where we can capture returns from the earliest stages of value creation, backed by disciplined underwriting and strong sponsor relationships.

In today's rate environment, a return like this on a real asset-backed credit investment represents a meaningful premium over what traditional fixed income alternatives can offer. That spread is the core of the Income Fund's strategy, why the Fund continues to offer an attractive risk-adjusted return for income-oriented investors.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of June 3, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

A 14% preferred equity position in West Houston



The Fundrise Income Real Estate Fund holds a preferred equity investment in a 165-unit ground-up multifamily development in West Houston, Texas, carrying a 14.00%[1] annual gross interest rate.

The development targets a specific, underserved niche: family-sized rental units zoned for Fort Bend ISD, one of Texas's highest-rated school districts, at rents roughly 27% below neighboring Sugar Land. Around 72% of units are over 1,000 square feet, compared to 53% at competing properties nearby. The area currently posts 2.7% rent growth and 94.9% occupancy, outperforming the broader Houston metro despite a significant wave of new supply citywide.

The 14.00%[1] gross return contributes to the ***Income Fund's 7.88%[2] current annualized distribution rate***.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of June 3, 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

A 14% preferred equity position in West Houston



We want to spotlight a preferred equity investment in the Fundrise Income Real Estate Fund: a 165-unit ground-up multifamily development in West Houston, Texas, adjacent to Sugar Land. The investment carries a 14.00%[1] annual gross interest rate.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 14.00%[1]
- **Location:** West Houston, TX (Sugar Land/Missouri City submarket)
- **Asset type:** 165-unit ground-up multifamily development
- **Investment term:** 3 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The development will consist of two five-story residential buildings with elevators and climate-controlled corridors, featuring a mix of studio, one-, two-, and three-bedroom units. Community amenities include a resort-style pool, fitness center, BBQ grilling areas, dog park, coworking lounge, library, coffee and snack bar, and car wash.

What makes this development particularly compelling is its unit mix. Roughly 72% of units are over 1,000 square feet with two or more bedrooms, compared to just 53% at competitive properties in the area. That's a deliberate design choice: the development is zoned for Fort Bend ISD, one of the highest-rated school districts in Texas. For families who want access to those schools while renting, this community is designed to serve that need at rents that Sugar Land itself cannot offer.

Local market insights from RealAI

Houston's broader multifamily market is navigating a meaningful supply cycle, with asking rents down 4–8% year-over-year across much of the metro as a wave of new deliveries has been absorbed. The development's immediate zip code sits largely outside that pressure. RealAI reports that the area is posting 2.7% rent growth year-over-year with occupancy near 94.9%, outperforming the Houston metro by approximately 150 basis points. The dynamic is structural: at approximately $1,110/month, rents in the development's zip code run roughly 24% below the broader Houston metro average and 27% below Sugar Land, positioning the area as the natural affordability destination for workers who need proximity to both.

What makes this location particularly compelling is the concentration of employment within a short commute. RealAI identifies the area as the residential catchment for an emerging Fort Bend County logistics corridor. The Amazon CityPark logistics facility is expected to open in November 2026 while AAOI Manufacturing broke ground on a new facility in February 2026.

On the supply side, new construction in the immediate area is minimal, even as 18,000+ units deliver across Houston over the next 18 months. RealAI notes that the area's discount positioning, the best-priced option adjacent to one of Texas's wealthiest suburbs, has historically insulated it from the metro's rent corrections while maintaining occupancy above 93%. In our view, a new product with Fort Bend ISD zoning and a differentiated amenity package is positioned to lease above current market averages in this zip code.

Why this matters

This deal captures several dynamics we look for in preferred equity investments. The 14.00%[1] gross return is among the highest yields in the current portfolio. The 3-year term is shorter than many of our other preferred equity positions, which offers a faster return of capital. And the development targets a specific, underserved niche in the market: family-sized rental units with access to a top-tier school district in a high-income submarket.

As with all of our private credit investments, this deal is backed by a tangible, physical asset in a growing market. This ground-up development position reflects our conviction in sourcing opportunities where we can capture returns from the earliest stages of value creation, backed by disciplined underwriting and strong sponsor relationships. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 14.00%[1] gross return contributes to the **Income Real Estate Fund's current 7.88%[2] annualized distribution rate** while also supporting the **Opportunistic Credit Fund II's current 11%[3] distribution rate**.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of June 3, 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

3. As of April 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

A preferred equity investment in downtown Salt Lake City targeting a 13% gross return



The Fundrise Income Real Estate Fund includes a preferred equity position carrying a 13.00%[1] gross annual return — a 275-unit ground-up multifamily development in downtown Salt Lake City, Utah. The investment supports the fund's ***7.88%[2] current annualized distribution rate***.

Salt Lake City ranks among the strongest metros in the Mountain West: median household income sits in the 96th percentile nationally, job growth is +3.2% year-over-year, and multifamily occupancy is recovering as the forward permit pipeline declines 37%. Fundrise's preferred equity position sits ahead of common equity in the capital stack, backed by a tangible asset in a high-growth market.

Regardless of where interest rates go from here, a 13%[1] gross return on a real asset-backed credit investment represents a meaningful premium over what traditional fixed income alternatives can offer. That spread is the core of the Income Fund's strategy — and it's why we believe the Fund continues to merit attention from income-oriented investors.

Invest now

Read the full investor update

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of June 3, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036